UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-38196

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUPONT RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 DOWDUPONT INC.
c/o E. I. du Pont de Nemours and Company
974 Centre Road
Wilmington, Delaware 19805

DUPONT RETIREMENT SAVINGS PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of DuPont Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of DuPont Retirement Savings Plan (the "Plan") as of December 31, 2018 and December 31, 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and December 31, 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

May 29, 2019

We have served as the Plan’s auditor since at least 1993. We have not determined the specific year we began serving as auditor of the Plan.

DUPONT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
Assets:
Investments, at fair value:
Participant-directed brokerage account	$128,176,741	$141,141,051
Common stock	565,860,651	761,309,577
Total investments at fair value	694,037,392	902,450,628

Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	9,079,425,655	9,990,641,033

Receivables:
Participants’ contributions	4,331,335	4,169,871
Employer’s contributions	6,773,943	6,862,667
Notes receivable from participants	79,253,227	81,971,662
Total receivables	90,358,505	93,004,200

Cash	3,622,375	7,878,778

Total assets	9,867,443,927	10,993,974,639

Liabilities:
Accounts payable	46,206	45,300

Net assets available for benefits	$9,867,397,721	$10,993,929,339

See Notes to the Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

2018
Additions (reductions):
Investment (loss) income:
Net investment loss from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$(299,066,292)
Net depreciation in fair value of investments	(203,430,314)
Dividend income	24,625,127
Net investment loss	(477,871,479)

Contributions:
Employer’s contributions	183,157,631
Participants’ contributions	202,990,511
Rollovers	17,425,482
Total contributions	403,573,624

Interest from notes receivable from participants	3,968,620

Total reductions	(70,329,235)

Deductions:
Benefits paid to participants	1,053,002,731
Distribution of dividends	859,030
Administrative expenses	2,340,622
Total deductions	1,056,202,383

Net decrease	(1,126,531,618)

Net assets available for benefits:
Beginning of year	10,993,929,339
End of year	$9,867,397,721

See Notes to the Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the DuPont Retirement Savings Plan (the “Plan”) is provided for general purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (“IRC”) established by the Board of Directors of E. I. du Pont de Nemours and Company (“DuPont” or the “Company”). The Plan is a tax-qualified, contributory profit sharing plan.

DowDuPont Inc. ("DowDuPont") was formed on December 9, 2015 to effect an all-stock, merger of equals strategic combination between The Dow Chemical Company ("Dow") and DuPont. On August 31, 2017 at 11:59 pm ET (the “Merger Effectiveness Time”), pursuant to the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017 (the "Merger Agreement"), Dow and DuPont each merged with wholly owned subsidiaries of DowDuPont ("Mergers") and, as a result of the Mergers, Dow and DuPont became subsidiaries of DowDuPont (collectively, the "Merger"). Dow and DuPont did not merge their defined contribution plans as a result of the Merger. See Notes 5 and 9 for further information.

Administration
The Plan Administrator is the Benefit Plan Administrative Committee, whose members are appointed by the Company.  The Savings Plan Investment Committee, whose members are also appointed by the Company, has responsibility for selecting and overseeing the Plan investments and determining the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance companies.  The Company holds authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan.  Bank of America is the trustee for the balances in common stocks and mutual funds including the participant-directed brokerage account and also provides recordkeeping and participant services. The Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont and Related Companies Defined Contribution Plan Master Trust (the "Master Trust"). See Note 3 for further information.

Participation
All employees of the Company or the Company’s subsidiaries and general partnerships that have adopted the Plan are eligible to participate in this Plan, except represented employees in a bargaining unit that has not accepted the terms of this Plan and individuals who are classified by the Company as leased employees and independent contractors. Individuals who are receiving severance pay, retainer, or other fees under contract are not eligible to elect or receive contributions in the Plan with respect to such compensation. No temporary employees are eligible for participation in the Plan. Temporary employees are defined as individuals hired to complete a special project of limited duration or to fill the vacancy of an employee who is on a leave of absence.

Contributions
Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions. Participants may elect to make before-tax, Roth 401(k) or after-tax contributions of 1% to 90% of eligible compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants are automatically enrolled in the Plan at a 6% before-tax savings rate and increased 1% annually, up to a maximum of 15% of pay, if no action is taken by the employee within 60 days from the date of hire.

Under automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Bank of America. The participant may elect not to participate in the plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.

The Company makes a matching contribution equal to 100% of a participant’s contribution, up to 6% of eligible compensation. In addition, the Company makes a contribution (“Retirement Savings Contribution”) to each eligible employee account, currently equal to 3% of eligible pay, regardless of the employee’s contribution election. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms.

Participant Accounts
The Plan’s record-keeper maintains an account in the name of each participant to which each participant’s contributions, Company’s matching contributions, Retirement Savings Contributions and allocations of Plan net earnings and losses, if any, are recorded. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments
Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers through the Master Trust, 5 passively managed index funds, 6 actively managed custom-designed funds, 10 target retirement funds, and a stable value fund.  Additionally, the Plan currently offers DowDuPont common stock and the self-directed brokerage account where participants can choose from 1,900 funds from 120 mutual fund families. The Plan also contains an Employee Stock Ownership Plan where participants can elect to have dividends from common stock paid out to them in cash instead of being reinvested in their Plan account.  For the year ended December 31, 2018, $859,030 in dividends were paid to participants in cash.

Vesting
Participant contributions and the Company’s matching contributions are fully and immediately vested. Retirement Savings Contributions are fully vested after any of the following circumstances:

•	The participant has completed at least three years of service with the Company;

•	The participant reaches age 65 while working for the Company;

•	The participant terminates employment with the Company due to becoming totally disabled while working for the Company;

•	The participant’s job with the Company is eliminated;

•
The participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company;

•	The participant dies while actively employed by the Company.

Participant balances related to certain prior plan company contributions or prior plan benefits transferred from the former Danisco US 401(k) Plan and profit sharing contributions transferred from the former DuPont 401(k) Plan that were not vested at the time the balances were merged into the Plan will continue to vest according to the previous plans' vesting schedules.

Notes Receivable from Participants
Participants may borrow up to one-half of their non-forfeitable account balances, excluding the Retirement Savings Contribution account, subject to a $1,000 minimum and up to a maximum equal to the lesser of $50,000 (less the participants highest outstanding loan balance during the previous 12 months) or 50% of their account balance. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for qualified residential loans, which have a maximum term of 10 years. Loans transferred into the Plan on December 31, 2012 from the former Danisco US 401(k) Plan could have a maximum original term of 15 years. The rate of interest on loans are commensurate with the prevailing interest rate charged on similar loans made within the same locale and time period and remain fixed for the life of the loan. The loans are repaid over the term in installments of principal and interest by deduction from pay or through ACH account debit. A participant also has the right to repay the loan in full, at any time, without penalty.  At December 31, 2018, loan interest rates ranged from 3.25% to 9.75%.

Payment of Benefits
Participants may request a full distribution of their accounts when they terminate employment with the Company and all affiliates. However, the Retirement Savings Contributions will be paid only to the extent that they are vested in the employee’s account.  On separation from service, a participant also may elect to receive the value of their account balance in installment payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70½ or the year following retirement or termination of employment.

Forfeited Accounts
At December 31, 2018 and 2017, forfeited nonvested accounts totaled $0 and $4,777, respectively. Forfeitures can be used, as defined by the Plan, to pay administrative expenses, reinstate participant accounts and to reduce the amount of future employer contributions. A participant’s account may be reinstated if the participant becomes a covered employee by the Plan prior to incurring five consecutive one-year breaks in service.  The participant account will be reinstated as soon as practical after the date the participant becomes a covered employee. Forfeited accounts of $1,260,759 were used to reduce employer contributions for the year ended December 31, 2018. In addition, forfeited accounts were used to reinstate participant’s accounts and pay for administrative expenses in the amounts of $518,845 and $126,927, respectively.

Administrative Expenses
Administrative expenses, including but not limited to, recordkeeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator. Expenses paid by the Plan for the year ended December 31, 2018 were $2,340,622, which excludes expenses paid by the Master Trust.  Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Recent Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting." The new guidance relates to the presentation and disclosure reporting requirements by an employee benefit plan for its interest in a master trust. The guidance will require, for each master trust in which a plan holds an interest, a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. Additionally, the guidance removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. Lastly, the guidance requires all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The new guidance is effective for fiscal years beginning after December 15, 2018 and applies retrospectively for each period the financial statements are presented. Early adoption is permissible. Plan management adopted this guidance effective January 1, 2017 on a retrospective basis.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement," which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, "Fair Value Measurement." The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Company is currently evaluating the impact of adopting this guidance.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in the Master Trust, in any combination of equities, fixed income securities, mutual funds, common collective trusts, traditional, separate account and synthetic guaranteed investment contracts ("GICs"), currency and commodities, futures, forwards, options and swaps.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Common stocks are valued at the year-end market price of the common stocks.  The mutual funds, included in the participant-directed brokerage account investments, consist of shares of registered investment companies comprised of equity and fixed income funds and are valued at the net asset value of shares held by the Plan at year-end.

Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of common stocks are based on average cost of the securities sold.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $2,521,463 and $7,766,250 at December 31, 2018 and 2017, respectively.

NOTE 3 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investment pools and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.  The Master Trust also includes the Master Trust Stable Value Fund (the "Stable Value Fund"). DuPont Capital Management Corporation ("DCMC"), a registered investment adviser and wholly-owned subsidiary of DuPont, has the oversight responsibility for the investments' managers and evaluates the funds' performances under the Master Trust, except for the Stable Value Fund, which is actively managed by DCMC.

At December 31, 2018 and 2017, the Master Trust includes the assets of the Plan.

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to Northern Trust of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated based on the individual Plan’s specific interest within the Master Trust.

Master Trust Investments
The investments of the Master Trust are reported at fair value, except fully benefit-responsive investment contracts, which are reported at contract value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee as a practical expedient to estimate fair value.

Common stock, preferred stock, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented.

Fixed income securities are valued using either the reported bid price at the close of business, the reported mid price at the close of business or pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Forward foreign currency contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

Description of the Master Trust’s Investment Contracts
The Master Trust holds three types of investment contracts that are fully benefit-responsive: traditional GICs, synthetic GICs and separate account GICs. These investment contracts are measured at contract value. Contract value is the relevant measurement attributable for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The Master Trust invests in traditional GICs, synthetic GICs and separate account GICs.  Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. For synthetic GICs, the Master Trust owns the underlying investments, whereas for the separate account GICs, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account. Synthetic and separate account GICs are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of DCMC sponsored GEM Trusts and a PIMCO managed separate account fixed income portfolio and a DCMC managed Futures Overlay account.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors.  The underlying investments wrapped within the separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, cash equivalents, and certain non-leveraged derivatives. The DCMC managed Futures Overlay account is used to reduce the duration of the DCMC Stable Value Global Wrap Tier-5 contracts and consequently of the stable value funds that participate in the contracts.  The overlay will be implemented either through a commingled account or separate accounts for each stable value fund.  The duration reduction will be achieved through short futures positions.  The overlay account will hold the short futures positions and cash or cash equivalents.  The account will not always be active; it will only be active when DCMC decides to provide protection to its funds against rising rates through duration reduction.

For traditional GICs, the insurer maintains the assets in a general account.  Regardless of the performance of the general account assets, a traditional GIC will provide a fixed rate of return as negotiated when the contract is purchased.  Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of Stable Value Fund participants. The synthetic and separate account GICs are wrapped by the financially responsible insurance company. The Master Trust participates in the underlying experience of the separate account via future periodic rate resets.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan Sponsor’s receipt of a final determination notice from the IRS that the Plan does not qualify under Section 401(a) of the IRC.

•	The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.

•	The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•	The Plan/Master Trust or its representative makes a material misrepresentation.

•	The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.

•	The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For synthetic and separate account GICs, additional termination events include the following:

•	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

If the issuer of a synthetic or separate account GIC chooses to terminate the contract, assuming no breach of contract by the contract holder, the issuer is contractually obligated to deliver to the contract holder either book value or market value, whichever is greater at the time of termination, less any unpaid fees or charges. If the contract holder chooses to terminate the contract, they can choose to receive a cash value payout equal to the market value of the assets, or, if the market value is less than the book value, they can choose to enter into a wind-down phase designed to immunize the difference between market and book values over a time period agreed upon by both parties. The contract holder can choose to replace the contract issuer with a new issuer at any time, provided that all involved parties agree to the terms of transition.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

The Master Trust invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Master Trust intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Master Trust is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as variation margin, are made or received by the Master Trust each day, depending on the daily fluctuations in the fair value of the underlying security. The Master Trust recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Master Trust may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

The following presents the Master Trust’s net assets at December 31, 2018 and 2017:

	2018	2017
Assets:
Investments, at fair value:
Common stocks	$2,402,239,988	$2,829,125,358
Preferred stocks	699,487	1,098,210
Fixed income securities
Government bonds	37,681,511	30,398,441
Corporate bonds	43,511,216	39,464,603
Government mortgage backed securities	40,188,590	37,777,871
Other	24,210,921	47,827,043
Mutual funds	65,233,404	71,226,473
CCTs	2,760,611,632	2,970,270,627
Total investments at fair value	5,374,376,749	6,027,188,626

Investments, at contract value:
Separate account GICs	2,305,555,938	2,394,068,180
Traditional GICs	—	202,267,461
Synthetic GICs	1,401,812,730	1,376,864,212
Total investments at contract value	3,707,368,668	3,973,199,853

Cash	1,906,933	2,610,938
Receivables for securities sold	11,441,089	11,571,101
Accrued income	7,747,161	13,696,937
Other assets	1,514,286	917,741
Total assets	9,104,354,886	10,029,185,196

Liabilities:
Payables for securities purchased	17,288,437	31,651,397
Accrued expenses	6,528,787	6,506,498
Other liabilities	1,112,007	386,268
Total liabilities	24,929,231	38,544,163

Master Trust net assets	$9,079,425,655	$9,990,641,033

At December 31, 2018 and 2017, the Plan's specific interest in the net assets of the Master Trust was 100%, and therefore the dollar amount of the Plan’s interest in each general type of investment, as well as the dollar amount of the Plan’s interest in the other assets and liabilities of the Master Trust is equivalent to the total Master Trust balances stated above.

The following presents the net investment loss for the Master Trust for the year ended December 31, 2018:

2018
Net depreciation in fair value of investments	$(443,477,920)

Investment income (loss):
Interest income	102,393,918
Dividend income	55,827,691
Investment management expenses	(19,821,965)
Net investment loss	$(305,078,276)

NOTE 4 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2018:

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$565,860,651	$—	$—	$565,860,651
Participant-directed brokerage account	128,176,741	—	—	128,176,741
Total Plan’s investments, at fair value	$694,037,392	$—	$—	$694,037,392

Master Trust’s investments:
Common stocks	$2,402,239,988	$—	$—	$2,402,239,988
Preferred stocks	699,487	—	—	699,487
Fixed income securities
Government bonds	—	37,681,511	—	37,681,511
Corporate bonds	—	43,511,216	—	43,511,216
Government mortgage backed securities	—	40,188,590	—	40,188,590
Other	—	24,210,921	—	24,210,921
Mutual funds	65,233,404	—	—	65,233,404
Total Master Trust investment assets	2,468,172,879	145,592,238	—	2,613,765,117

Other financial instruments[1]	—	402,279	—	402,279
Subtotal	2,468,172,879	145,994,517	—	2,614,167,396

Master Trust investments measured at net asset value[2]:
CCTs				2,760,611,632

Total Master Trust assets, at fair value	$2,468,172,879	$145,994,517	$—	$5,374,779,028
 ___________________________________

1.	Other financial instruments include forwards, futures, options, and swaps.

2.
In accordance with ASU 2015-07, "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent,” certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total master trust investments at fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2017:

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$761,309,577	$—	$—	$761,309,577
Participant-directed brokerage account	141,141,051	—	—	141,141,051
Total Plan’s investments, at fair value	$902,450,628	$—	$—	$902,450,628

Master Trust’s investments:
Common stocks	$2,829,125,358	$—	$—	$2,829,125,358
Preferred stocks	1,098,210	—	—	1,098,210
Fixed income securities
Government bonds	—	30,398,441	—	30,398,441
Corporate bonds	—	39,464,603	—	39,464,603
Government mortgage backed securities	—	37,777,871	—	37,777,871
Other	—	47,827,043	—	47,827,043
Mutual funds	71,226,473	—	—	71,226,473
Total Master Trust investment assets	2,901,450,041	155,467,958	—	3,056,917,999

Other financial instruments[1]	—	531,474	—	531,474
Subtotal	2,901,450,041	155,999,432	—	3,057,449,473

Master Trust investments measured at net asset value[2]:
CCTs				2,970,270,627

Total Master Trust assets, at fair value	$2,901,450,041	$155,999,432	$—	$6,027,720,100
 ______________________________________

1.	Other financial instruments include forwards, futures, options, and swaps.

2.
In accordance with ASU 2015-07, certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total master trust investments at fair value.

For the years ended December 31, 2018 and 2017, there were no significant transfers in or out of Levels 1, 2 or 3.

The following summarizes CCTs measured at fair value based on net asset value per share as of December 31, 2018 and 2017. Redemption for common collective trusts is permitted daily and there are no unfunded commitments.

	Fair Value		Redemption Notice Period
	December 31, 2018	December 31, 2017
Northern Trust Collective Treasury Inflation-Protected Securities (TIPS) Index Fund - Non-Lending	$42,030,006	$42,604,655	By 9:30AM CST on valuation date
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending	351,140,483	309,269,074	By 9:30AM CST on valuation date
Northern Trust Collective EAFE® Index Fund - Non-Lending	240,642,270	322,769,461	By 9:30AM CST one business day prior to valuation date
Northern Trust Collective Global Real Estate Index Fund - Non-Lending	6,856,527	10,569,144	By 9:30AM CST one business day prior to valuation date
Northern Trust Collective Russell 2000 Index Fund - Non-Lending	253,668,878	305,190,892	By 9:30AM CST on valuation date
Northern Trust Collective S&P 400® Index Fund - Non-Lending	479,285,766	516,927,772	By 9:30AM CST on valuation date
Northern Trust Collective S&P 500® Index Fund - Non-Lending	1,084,974,405	1,197,483,636	By 9:30AM CST on valuation date
Northern Trust Collective Government Short Term Investment Fund	156,953,772	119,676,429	By 2:00PM CST on valuation date
Voya Core Plus Trust Fund Class 1	145,059,525	145,779,564	By 1:00PM EST on valuation date
	$2,760,611,632	$2,970,270,627

NOTE 5 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of CCTs managed by Northern Trust and Bank of America, who also serve as trustees of the Master Trust and the participant-directed brokerage account, respectively. In addition, the Plan offers common stock as an investment option. At December 31, 2018, the Plan held 10,580,790 shares of DowDuPont Common Stock valued at $565,860,651.  At December 31, 2017, the Plan held 10,689,548 shares of DowDuPont Common Stock valued at $761,309,577.

During the year ended December 31, 2018, the Plan purchased and sold $160,707,346 and $153,521,392 of DowDuPont Common Stock. Dividends received for the year ending December 31, 2018 were $16,105,954 from DowDuPont Common Stock.  Additionally, during the year ended December 31, 2018, DowDuPont Common Stock had a realized loss of $11,518,425. Transactions in these investments, including related fees, and notes receivables from participants, qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Stable Value Fund assets held by the Plan through the Master Trust are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value Fund was approximately $813,670 for the year ended December 31, 2018.  DCMC fee amounts relate to the Master Trust and are allocated to the plans within the Master Trust based on each plan’s proportional interest in the Stable Value Fund.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the Retirement Savings Contributions.

NOTE 7 — TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the IRC and the related trust is exempt from federal taxation under Section 501(a) of the IRC.  A favorable tax determination letter from the IRS dated May 9, 2017, covering the Plan and amendments through December 16, 2015, has been received by the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC; therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to initiation of any new income tax examinations for years prior to 2015.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but are not yet paid as of that date. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017 to the Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$9,867,397,721	$10,993,929,339
Amounts allocated to withdrawing participants	(2,521,463)	(7,766,250)
Loan balances considered deemed distributions	(464,382)	(483,849)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	23,653,648	61,226,511
Net assets available for benefits per the Form 5500	$9,888,065,524	$11,046,905,751

The following is a reconciliation of notes receivable from participants per the financial statements at December 31, 2018 and December 31, 2017 to notes receivable from participants per the Form 5500:

	2018	2017
Notes receivable from participants per the financial statements	$79,253,227	$81,971,662
Loan balances considered deemed distributions	(464,382)	(483,849)
Notes receivable from participants per the Form 5500	$78,788,845	$81,487,813

The following is a reconciliation of total additions (reductions) per the financial statements to total income per the Form 5500 for the year ended December 31, 2018:

2018
Total reductions per the financial statements	$(70,329,235)
2018 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	23,653,648
2017 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	(61,226,511)
Total income per the Form 5500	$(107,902,098)

The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the year ended December 31, 2018:

2018
Total deductions per the financial statements	$1,056,202,383
Amounts allocated to withdrawing participants at December 31, 2018	2,521,463
Amounts allocated to withdrawing participants at December 31, 2017	(7,766,250)
Current year cumulative deemed distributions	464,382
Prior year cumulative deemed distributions	(483,849)
Total expenses per the Form 5500	$1,050,938,129

NOTE 9 — SUBSEQUENT EVENTS

As discussed in the 2018 Annual Report, DowDuPont announced its intent to pursue, subject to the receipt of approval by the Board of Directors of DowDuPont and customary closing conditions, the separation of its agriculture business, specialty products business and materials science business through a series of tax-efficient transactions. As a result of these transactions, DowDuPont formed two wholly-owned subsidiaries: Dow Inc., to serve as a holding company for its materials science business, and Corteva, Inc., to serve as a holding company for its agriculture business.

On April 1, 2019, DowDuPont completed the distribution of Dow ("Dow Distribution"). Additionally, Dow commenced trading under the symbol “DOW” on the New York Stock Exchange on April 2, 2019. Prior to the commencement of trading on April 2, 2019, participants in the Plan who held DowDuPont stock as of the close of business on April 1, 2019 received one share of Dow Common Stock for every three shares of DowDuPont Common Stock. Dow Common Stock is closed to new investments within the Plan and will be removed from investment options on March 31, 2020 with any remaining balance being transferred to another investment to be communicated at a later date.

DowDuPont expects to complete the previously announced intended separation of its agriculture business into a separate and independent public company, Corteva, Inc. (“Corteva”), on June 1, 2019 (“Corteva Distribution Date”). Corteva will begin trading under the symbol "CTVA" on the New York Stock Exchange on June 3, 2019. On June 1, 2019 participants in the Plan who held DowDuPont stock as of the close of business on May 29, 2019 will receive one share of Corteva common stock for every three shares of DowDuPont common stock (the “Corteva Distribution”). DowDuPont Common Stock will be closed to new investments in the Plan and will be removed from investment options on June 1, 2020, with any remaining balance being transferred to another investment to be communicated at a later date. Following the Corteva Distribution, DowDuPont will continue to hold the specialty products business, and intends to change its registered name from "DowDuPont Inc." to "DuPont de Nemours, Inc."

In connection with the Dow Distribution and the intended Corteva Distribution, DowDuPont, Dow, and Corteva entered into an employee matters agreement, effective as of April 1, 2019 (“Employee Matters Agreement”). The Employee Matters Agreement sets forth, among other matters:

•
As a result of the Dow Distribution, the Plan participants aligned with DowDuPont’s materials science business ceased contributions to the Plan. Additionally, Dow employees aligned with Dow's agriculture and specialty products businesses were allowed to enter the Plan as new participants when those entities formally adopted the Plan as of April 1, 2019. No plan assets were transferred to or from the Plan as a result of the Dow Distribution. At the participant’s discretion, their assets in former plans can be rolled into the Plan.

•
As a result of the Corteva Distribution, the Plan participants aligned with DuPont de Nemours, Inc will cease to contribute to the Plan. Corteva and DuPont de Nemours, Inc agree to cooperate in good faith to cause a trustee-to-trustee transfer of all assets and liabilities (including plan loans in-kind) in the Plan, as of the Corteva Distribution Date, in respect to Plan participants aligned with DuPont de Nemours, Inc to the defined contribution retirement plan designated by DuPont de Nemours, Inc (the “Transfer”). The Transfer shall occur as soon as practicable following the Corteva Distribution Date and shall be conducted in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(l)-1 and Section 208 of the Employee Retirement Income Security Act of 1974, as amended.

DUPONT RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2018
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	DowDuPont Common Stock	Common stock	**	$565,860,651

*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust	Master Trust	**	9,103,079,303

*	Participant-directed brokerage account	Brokerage account	**	128,176,741

*	Notes receivable from participants	3.25% - 9.75% - Maturing from January 2019 - December 2028	**	78,788,845
	Total Assets Held At End of Year			$9,875,905,540
 ______________________________________

*	Party-in-interest
**	Cost not required for participant-directed investments

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont Retirement Savings Plan

/s/ Jennifer Sloan
Jennifer Sloan
Director, DuPont Global Rewards

May 29, 2019